Mail Stop 3010

May 19, 2010

VIA U.S. MAIL and FAX 702-733-5546

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

**Re: Las Vegas Sands Corp.
          Form 10-K for Fiscal Year Ended
          December 31, 2009
          Filed March 1, 2010
          File No. 001-32373**

Dear Mr. Kay:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended December 31, 2009

General

1.   We note that you filed a proxy statement on April 23, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Item 1A. - Risk Factors, page 23

2.   We note your disclosure on page 22 that "GGP and its subsidiary that own The Shoppes at The Palazzo filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code." We further note your statements on pages 22, 30 and 82 that there can be no assurance that GGP will be able to pay you future amounts owed. Please add a risk factor to highlight GGP's bankruptcy, the associated risks to your business operations and quantify any future amounts owed to you. Please provide this disclosure in future filings and tell us how you intend to comply.

Item 3. Legal Proceedings, page 38

3.   We note that, with respect to the lawsuit involving Richard Suen and Round Square Company, you state that you believe the "likelihood that the amount of the judgment will be affirmed is not probable." Further, with respect to the lawsuit involving AAEC, you state that the case "is without merit." Finally, with respect to the claims that may be brought by FEC, you state that these claims are "frivolous, baseless and without merit." The statements that these claims are without merit or that the judgment will not be affirmed are legal conclusions that you are not qualified to make. Please confirm that you will omit this type of conclusory statement from future filings.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 43

4.   We note your disclosure on page 44 that, should economic conditions fail to improve, if you are unable to obtain sufficient funding or should you decide to abandon certain projects, all or a portion of your investment to date on your suspended projects could be lost and you may be subject to penalties under the termination clauses in your construction contracts or termination rights under your management contracts. Please tell us what specific impact, if any, any of these events would have on your financial condition and results of operations, including quantifying the amount of your investment that could be lost and the penalties or termination rights under your contracts. Confirm that you will provide similar disclosure in future filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Property and Equipment, Net, page 82

5.   In light of your suspension of certain development projects, please tell us how you determined it was not necessary to record an impairment charge for the assets related to the suspended projects.

Item 9A. Controls and Procedures, page 117

6.   You state that your disclosure controls and procedures "are effective to provide reasonable assurance that the desired control objectives were achieved." Please confirm to us and disclose in future filings, if true, that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures were effective "at the reasonable assurance level." Please refer to Item 307 of Regulation S-K.

Exhibits

7.   We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibits 4.7, 4.8, and 4.9. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief